PRESS RELEASE

EXHIBIT D	Press Release No. 06-04

METALLICA RESOURCES ANNOUNCES FALCONBRIDGE INCREASES ITS
OWNERSHIP IN THE COMPANY

February 24, 2006, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) announces that Falconbridge Limited (TSX: FAL.LV, NYSE: FAL) has filed a Schedule 13G with the U.S. Securities and Exchange Commission ("SEC") stating that, as of December 31, 2005, it owned 8.21 million shares or approximately 9.9% of the outstanding common shares of Metallica Resources. U.S. securities law requires that if a person or entity beneficially owns 5% or more of the common stock of an SEC registrant, it must publicly disclose its ownership interest, whereas similar disclosure must be filed in Canada once the ownership in a company is 10% or more. Falconbridge had previously disclosed in a Schedule 13G filed on February 2, 2005, that it owned approximately 6.0 million shares of Metallica Resources as of December 31, 2004.

Falconbridge earned a 70% interest in Metallica's El Morro copper-gold project in Chile by making a $10 million payment to Metallica in August 2005. Falconbridge is required to complete a feasibility study on the project by September 2007 and is currently working on a 26,500 meter drilling program on the El Morro project. The objectives of the program will be to further define the outer limits of the La Fortuna resource area and elevate the resource classification from the current indicated and inferred categories to measured and indicated status. The program will include approximately 70 diamond drill core holes ranging in depth from 150 to 750 meters.

Using a 0.4% copper-equivalent cut-off grade, Metallica's 30% interest in the La Fortuna resource equates to 0.93 billion pounds of copper and 1.2 million ounces of gold in the indicated category, and 1.6 billion pounds of copper and 2.0 million ounces of gold in the inferred category.

The resource estimate for the La Fortuna deposit is classified as an indicated and inferred mineral resource in accordance with Canadian Institute of Mining, Metallurgy and Petroleum definitions for mineral resources and mineral reserves. The estimate is based entirely on data provided to Metallica by Falconbridge. The geologic model for the estimate has been developed by qualified Metallica and Norwest professionals. The Qualified Persons, as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow - AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It had 83.3 million common shares outstanding, approximately US$42.7 million in cash and cash equivalents and no debt as of December 31, 2005. For further details on Metallica Resources, please visit the Company's website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.